

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2019

Ronald P. Erickson
Chairman of the Board
Know Labs, Inc.
500 Union Street, Suite 810
Seattle, WA 98101

> **Re: Know Labs, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 30, 2019**
> **File No. 333-231829**

Dear Mr. Erickson:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed May 30, 2019

Fee table, page i

1. We note from footnote 3(v) to your fee table that you are registering for resale an indeterminate number of shares issuable upon conversion of the Series D Convertible Preferred Stock. Please note that you may not rely on Rule 416 to register for resale an indeterminate number of shares that you may issue under a conversion formula. Revise your filing to register for resale the maximum number of shares that you think you may issue upon conversion, based on a good-faith estimate and, if the estimate turns out to be insufficient, the company must file a new registration statement to register the additional shares for resale. For guidance, see the Division of Corporation Finance's Securities Act Rules Compliance and Disclosure Interpretations Question 213.02 which can be found on the Commission's web site.

2.   Please provide us your analysis of how your calculation of the "Maximum Offering Price" is consistent with Rule 457.

<u>Selling Security Holders, page 30</u>

3.   Given the nature and size of the transaction being registered, provide us your analysis supporting your conclusion that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i). In your analysis, please address the following among any other relevant factors:

- any relationships among the selling stockholders;
- the discount at which the selling stockholders have purchased or will purchase the offered securities;
- whether any selling stockholder is in the business of buying and selling securities;
- whether all securities offered by a broker-dealer were received as compensation for underwriting activities;
- whether all securities offered by an affiliate of a broker were purchased by the seller in the ordinary course of business, and, at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities;
- the dollar amount of each payment in connection with the transactions that you have made or may be required to make to any selling stockholder, any affiliate of a selling stockholder, or any person with whom any selling stockholder has a contractual relationship regarding the transactions (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments);
- the net proceeds to the issuer from the sale of the convertible notes, preferred stock and warrants, and the total possible payments to all selling stockholders and any of their affiliates in the first year following the sale of those securities;
- a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered for sale in the fee table is consistent with the shares listed in the "Selling Security Holders" section of the prospectus;
- the nature of the adjustments that can be made to the exercise and conversion prices of the notes, preferred stock, and warrants related to the offered common stock;
- whether – based on information obtained from the selling stockholders - any of the selling stockholders has an existing short position in the company's securities and, if any of the selling stockholders has an existing short position, the following additional information: (1) the date on which such selling stockholder entered into that short position, and (2) the relationship of the date on which such selling stockholder entered into that short position to the date of the announcement of the transactions contemplated by the offerings and agreements that you disclose on pages 32 and 33 and the filing of the registration statement;

- the current relationship of each selling stockholder with the issuer, including an analysis of whether such selling stockholder is an affiliate of the issuer;
- the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the shares or the related notes, preferred shares or warrants;
- prior securities transactions between the issuer (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons);
- whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and
- whether under all the circumstances it appears that the selling stockholders, individually or in the aggregate, are acting as a conduit for the issuer.

Also provide us copies of all agreements between the issuer (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholder has a contractual relationship regarding the transactions (or any predecessors of those persons) in connection with the sale of the shares or the related notes, preferred shares or warrants.

If it is your view that the description of the relationships and arrangements sought by this comment already is presented in the registration statement and that all agreements sought by this comment are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Consolidated Balance Sheets, page F-27

4.   We note the column for the interim period March 31, 2019 is labeled as "audited." Since the filing does not include an auditor's report for that period, please revise the filing to label this column as "unaudited" and to appropriately label the September 30, 2018 column as "audited."

Signatures, page 74

5.   Please indicate below the second paragraph of text required on the Signatures page who signed your filing in the capacity of controller or principal accounting officer.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Burton at (202) 551-3626 or Kevin Kuhar, Accounting Branch Chief, at (202) 551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Russel Mancuso, Legal Branch Chief, at (202) 551-3617 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Electronics and Machinery

cc: Jessica M. Lockett, Esq.